Appendix 99.1
ATS Reports Fourth Quarter and Fiscal 2025 Results

5/28/2025

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) ("ATS" or the "Company") today reported its financial results for the three and twelve months ended March 31, 2025. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Fourth quarter highlights:
•Previously disclosed preliminary fourth quarter 2025 results are unchanged, except that the before tax-impact of the EV customer settlement in the amount of $171.1 million is accounted for under IFRS as (i) a partial decrease to revenue in the quarter of $146.9 million (referred to as “EV customer settlement – revenue portion”); and (ii) a partial increase of SG&A of $24.2 million (referred to as “EV customer settlement – other"), as opposed to being fully reflected as an increase of SG&A in the company’s previously disclosed preliminary fourth quarter 2025 results. Consequently, the Company presents an adjusted revenues1 amount for the quarter, which adjusts for the EV customer settlement – revenue portion.
•Revenues were $574.2 million (adjusted revenues1 of $721.1 million) compared to $791.5 million a year ago.
•Net income (loss) was $(68.9) million compared to $48.5 million a year ago.
•Adjusted net income1 was $40.0 million, which excludes the impact of the Company's EV customer settlement, compared to $64.3 million a year ago (see "Update on Large EV Customer").
•Basic earnings (loss) per share were (70) cents, compared to 49 cents a year ago.
•Adjusted EBITDA1 was $97.1 million compared to $115.8 million a year ago.
•Adjusted basic earnings per share1 were 41 cents compared to 65 cents a year ago.
•Order Bookings2 were $863 million, 9.1% higher compared to $791 million a year ago.
•Order Backlog2 was $2,139 million, 19.3% higher compared to $1,793 million a year ago.

"Today, ATS reported fourth quarter results for fiscal '25. This was another strong quarter for Order Bookings, which included both organic growth and meaningful contributions from our acquisitions," said Andrew Hider, Chief Executive Officer. "With the EV customer matter behind us, our Order Backlog provides good revenue visibility as we enter fiscal '26, with a clear focus on our growth strategy."

Year-to-date highlights:
•Revenues were $2,533.3 million (adjusted revenues of $2,680.2 million) compared to $3,032.9 million a year ago.
•Net income (loss) was $(28.0) million compared to $194.2 million a year ago.
•Adjusted net income1 was $144.4 million, which excludes the impact of the Company's EV customer settlement, compared to $255.3 million a year ago.
•Basic earnings (loss) per share were $(0.29), compared to $1.98 a year ago.
•Adjusted EBITDA1 was $368.9 million compared to $470.6 million a year ago.
•Adjusted basic earnings per share1 were $1.47 compared to $2.61 a year ago.
•Order Bookings1 were $3,305 million, 14.3% higher compared to $2,891 million a year ago.

1 Non-IFRS measure: see “Non-IFRS and Other Financial Measures”.
2 Supplementary financial measure: see “Non-IFRS and Other Financial Measures”.

Mr. Hider added: "As we close out fiscal '25, the importance of our strategic end markets is clear. While ATS is not immune to uncertainties in the macroeconomic environment, we remain optimistic about our ability to drive profitable growth. Our global teams' unwavering commitment to delivering on customer and shareholder value through their daily work, and the ABM provides ATS with a solid foundation as we enter fiscal '26."

Financial results
(In millions of dollars, except per share and margin data)

	Q4 2025	Q4 2024	Variance	Fiscal 2025	Fiscal 2024	Variance
Revenues	$574.2	$791.5	(27.5)%	$2,533.3	$3,032.9	(16.5)%
Adjusted revenues[1]	$721.1	$791.5	(8.9)%	$2,680.2	$3,032.9	(11.6)%
Net income (loss)	$(68.9)	$48.5	(242.1)%	$(28.0)	$194.2	(114.4)%
Adjusted earnings from operations[1]	$74.3	$95.9	(22.5)%	$282.6	$397.5	(28.9)%
Adjusted earnings from operations margin[2]	10.3%	12.1%	(181)bps	10.5%	13.1%	(256)bps
Adjusted EBITDA[1]	$97.1	$115.8	(16.1)%	$368.9	$470.6	(21.6)%
Adjusted EBITDA margin[2]	13.5%	14.6%	(116)bps	13.8%	15.5%	(175)bps
Basic earnings (loss) per share	$(0.70)	$0.49	(242.9)%	$(0.29)	$1.98	(114.6)%
Adjusted basic earnings per share[1]	$0.41	$0.65	(36.9)%	$1.47	$2.61	(43.7)%
Order Bookings[3]	$863	$791	9.1%	$3,305	$2,891	14.3%

As At	March 31 2025	March 31 2024	Variance
Order Backlog[3]	$2,139	$1,793	19.3%
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Non-IFRS ratio - See "Non-IFRS and Other Financial Measures".
3Supplementary financial measure - See "Non-IFRS and Other Financial Measures".

Recent Acquisitions
On July 24, 2024, the Company acquired Paxiom Group ("Paxiom"). With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food & beverage, cannabis, and pharmaceutical industries. Paxiom's product line complements ATS’ packaging and food technology businesses and allows ATS to offer complete packaging and end-of-line solutions. The total purchase price paid (based on finalization of post-closing adjustments) was $146.4 million.

On August 30, 2024, the Company acquired all material assets of Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States ("U.S."), South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

Fourth quarter summary
Fourth quarter fiscal 2025 IFRS revenues were 27.5% or $(217.3) million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $120.2 million or 15.2%, and the $146.9 million impact from the one-time settlement with an EV customer, partially offset by revenues earned by acquired companies of $28.5 million. On an adjusted basis (excluding the impact of the EV customer settlement), revenues were 8.9% or $70.4 million lower than in the corresponding period a year ago. The following analysis is performed on adjusted revenues unless otherwise noted. Revenues generated from construction contracts decreased 19.4% or $97.0 million from the prior period, which included revenues relating to execution on large electric vehicle ("EV") Order Bookings. This was partially offset by contributions from acquisitions of $6.3 million and the positive impact of foreign exchange translation. Revenues from services decreased 6.5% or $11.0 million, primarily due to timing of customer projects, partially offset by the positive impact of foreign exchange translation. Revenues from the sale of goods increased 30.8% or $37.6 million primarily due to revenues earned by acquired companies of $20.3 million, in addition to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences increased $41.7 million or 11.1% year-over-year. This was primarily due to contributions from acquisitions totalling $19.4 million, in addition to organic revenue growth on higher Order Backlog entering the quarter and the positive impact of foreign exchange translation. Revenues generated in food & beverage increased $13.2 million or 13.2% from the corresponding period last year due to contributions from acquisitions of $9.1 million and the positive impact of foreign exchange translation. Revenues generated in consumer products increased $19.1 million or 27.2% year-over-year due to higher Order Backlog entering the quarter. Revenues in transportation decreased $153.8 million or 69.2% year-over-year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues in energy increased $9.4 million or 38.7% year-over-year due to higher Order Backlog entering the quarter.

Net loss for the fourth quarter of fiscal 2025 was $68.9 million ((70) cents per share basic), compared to net income of $48.5 million (49 cents per share basic and diluted) for the fourth quarter of fiscal 2024. The decrease primarily reflected lower revenues, and higher selling, general and administrative ("SG&A") costs and net finance costs partially offset by lower income tax expense. Adjusted basic earnings per share were 41 cents compared to 65 cents in the fourth quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Depreciation and amortization expense was $38.0 million in the fourth quarter of fiscal 2025, compared to $36.3 million a year ago.
EBITDA was $(75.6) million ((10.5)% EBITDA margin) in the fourth quarter of fiscal 2025 compared to $111.1 million (14.0% EBITDA margin) in the fourth quarter of fiscal 2024. EBITDA for the fourth quarter of fiscal 2025 included $3.5 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $146.9 million of revenue impact from the one-time settlement with an EV customer, $24.2 million of SG&A impact from the one-time settlement with an EV customer, and $3.4 million of recoveries of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $6.6 million of restructuring charges, $4.6 million of incremental costs related to acquisition activity, $2.0 million of acquisition-related fair value adjustments to acquired inventories, and a $8.5 million recovery of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $97.1 million (13.5% adjusted EBITDA margin), compared to $115.8 million (14.6% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and Adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures".

Order Backlog Continuity
(In millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Opening Order Backlog	$2,060	$1,907	$1,793	$2,153
Adjusted revenues[1]	(721)	(792)	(2,680)	(3,033)
Order Bookings	863	791	3,305	2,891
Order Backlog adjustments[2]	(63)	(113)	(279)	(218)
Total	$2,139	$1,793	$2,139	$1,793
1Non-IFRS financial measure - see "Non-IFRS and Other Financial Measures."
2Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the twelve months ended March 31, 2025, and $4 million acquired with Avidity in the twelve months ended March 31, 2024), foreign exchange adjustments, scope changes, cancellations and the removal of Order Backlog related to the Company's disagreement with one of its EV customers.

Order Bookings
Fourth quarter of fiscal 2025 Order Bookings were $863 million, a 9.1% year-over-year increase, reflecting 2.6% in organic Order Bookings growth, in addition to 4.0% of growth from acquired companies and 2.5% from positive foreign exchange translation impacts. Order Bookings from acquired companies totalled $31.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to $16.5 million of contributions from acquired companies, mostly from Heidolph, in addition to the positive impact of foreign exchange translation. Order Bookings in food & beverage decreased compared to the prior-year period due to timing of customer projects. Order Bookings in consumer products increased from the prior period primarily due to a large customer project award. Order Bookings in transportation decreased, as expected, compared to the prior-year period reflecting reduced investment in EV production by North American transportation customers as they respond to dynamics in their markets. Order Bookings in energy increased compared to the prior-year period primarily due to timing of customer projects.
Trailing twelve month book-to-bill ratio at March 31, 2025 was 1.23:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."
Backlog
At March 31, 2025, Order Backlog was $2,139 million, 19.3% higher than at March 31, 2024, primarily on account of higher Order Backlog in life sciences, consumer products, food & beverage and energy markets, partially offset by lower Order Backlog within the transportation market which included several large EV programs a year ago.

Outlook
The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Funnel activity in food & beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits and vegetable processing industries, and there is continued interest in automated solutions within the food & beverage market more broadly. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs, particularly in EV. See "Update on Large EV Customer" below. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions, including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $2,139 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the first quarter of fiscal 2026, management expects to generate revenues in the range of $680 million to $730 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

The Company continues to target improvements in non-cash working capital. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."
The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activities
In the fourth quarter of fiscal 2025, restructuring expenses of $3.5 million were recorded in relation to the Company's previously disclosed reorganization activities. For the year ended March 31, 2025, total costs of $24.0 million were recorded.

Update on Large EV Customer
The Company recently announced that it has entered into a settlement agreement (the "Agreement") with an EV customer with respect to the previously disclosed outstanding payments owed by such customer. Under the terms of the Agreement, the Company expects to receive payment from the customer of U.S. $134.75 million (approximately $194 million at the year-end exchange rate) in the first quarter of fiscal 2026, with no further work required by the Company on these projects. This settlement results from discussions which were originally disclosed in the Company's management's discussion and analysis for the three and six months ended September 29, 2024 (the "MD&A"). The Company determined that it was willing to settle its disagreement with this customer based on a number of factors, including but not limited to, the benefit of receiving a cash payment in the near term, particularly in light of the volatility and uncertainty of the overall global macro-economic environment and the impact of such environment on the automotive sector, in addition to previously announced reductions to automakers' EV end-market demand.

In light of the Agreement, in the Company's annual audited consolidated financial statements for the year ended March 31, 2025 (i) all previous amounts related to the program with the customer, including accounts receivable, contract assets, and inventories have been written-off accordingly, (ii) the settlement amount has been reflected in accounts receivable, and (iii) a reduction to net income of $129 million (approximately $171 million before income taxes) related to the Agreement has been reflected. The before tax-impact of the EV customer settlement is accounted for under IFRS as (i) a partial decrease to revenue in the quarter (referred to as “EV customer settlement – revenue portion”); and (ii) a partial increase of selling, general and administrative ("SG&A") costs.

Tariffs
With respect to tariffs by the U.S. on goods from various jurisdictions globally, and related international responses, management continues to actively monitor the situation and is seeking to mitigate risks where possible. In the current environment, while some customers are evaluating capital spending, particularly within the laboratory research space, which is reliant on external funding, management has not seen any material or quantifiable impact on Order Bookings or outlook to date. Supply chain impacts have been largely mitigated through alternative sourcing, along with pricing strategies. ATS' global footprint and decentralized operating model, along with ABM tools, provide some flexibility to address potential disruptions over the longer term; however, the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographies of customers' capital spend. The Company's equipment and product revenues from its Canadian and European operations being sold into the U.S. has represented just over 20% of the Company's total revenues for the year ended March 31, 2025. See "Risk Factors - International trade risk" in the Company's fiscal 2025 Annual Information Form.
Internal Controls Requirements
As a dual listed Company in both Canada and the United States (including the Company's May 2023 U.S. listing and Initial Public Offering on the NYSE), the Company under the U.S. Sarbanes-Oxley Act 2002, as amended, is required to maintain effective disclosure controls and procedures and internal control over financial reporting, and for the first time is required to furnish a report by management on internal control over financial reporting which is required to be accompanied by an attestation report by the Company’s auditor. In completing this work this year, the Company concluded that such controls were not effective as of March 31, 2025 as described in the Company’s fiscal 2025 MD&A. The lack of such effectiveness did not result in any restatement of the current or previously reported consolidated audited financial statements. Although management believes that its processes are well-structured to produce accurate financial information, it will design and implement procedures as described in its fiscal 2025 MD&A to address the lack of such effectiveness.

Quarterly Conference Call
ATS will host a conference call and webcast at 6:00 p.m. eastern on Wednesday, May 28, 2025 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/441150746 and the conference call can be accessed by dialing (888) 660-6652 five minutes prior and quoting reference number 8782510. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight June 4, 2025) by dialing (800) 770-2030 and using the access code 8782510.

About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Affairs & Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Adjusted Revenues
(In millions of dollars)

Adjusted revenues by type	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Revenues from construction contracts	$402.0	$499.0	$1,458.0	$1,972.8
Services rendered	159.3	170.3	651.2	614.7
Sale of goods	159.8	122.2	571.0	445.4
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9

Adjusted revenues by market	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Life Sciences	$416.9	$375.2	$1,471.8	$1,268.6
Food & Beverage	112.9	99.7	416.9	435.0
Consumer Products	89.2	70.1	335.7	287.2
Transportation	68.4	222.2	331.8	933.3
Energy	33.7	24.3	124.0	108.8
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9

Adjusted revenues by customer location	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
North America	$379.0	$468.0	$1,432.0	$1,766.5
Europe	252.5	247.1	938.6	990.1
Asia/Other	89.6	76.4	309.6	276.3
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9

Additional adjusted revenue disaggregation	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Custom integration and automation systems	$269.4	$367.7	$978.0	$1,422.3
Products and equipment	$229.7	$197.7	$812.8	$783.6
Services including spare parts	$222.0	$226.1	$889.4	$827.0
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9

Consolidated Operating Results
(In millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Amortization of acquisition-related intangible assets	15.2	16.4	66.4	68.1
Acquisition-related transaction costs	0.9	4.6	4.0	6.8
Acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Gain on sale of facilities	—	—	—	(11.7)
Restructuring charges	3.5	6.6	24.0	22.8
Cancelled contract costs[1]	—	—	8.7	—
EV customer settlement - revenue portion	146.9	—	146.9	—
EV customer settlement - other	24.2	—	24.2	—
Mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Adjusted earnings from operations[2]	$74.3	$95.9	$282.6	$397.5
1Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.
2Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Depreciation and amortization	38.0	36.3	152.7	141.2
EBITDA[1]	$(75.6)	$111.1	$162.0	$456.6
Restructuring charges	3.5	6.6	24.0	22.8
Acquisition-related transaction costs	0.9	4.6	4.0	6.8
Acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Cancelled contract costs[2]	—	—	8.7	—
EV customer settlement - revenue portion	146.9	—	146.9	—
EV customer settlement - other	24.2	—	24.2	—
Mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Gain on sale of facilities	—	—	—	(11.7)
Adjusted EBITDA[1]	$97.1	$115.8	$368.9	$470.6
1Non-IFRS financial measure - See "Non-IFRS and Other Financial Measures".
2Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

Order Backlog by Market
(In millions of dollars)

As at	March 31 2025	March 31 2024
Life Sciences	$1,199	$871
Food & Beverage	258	230
Consumer Products	282	156
Transportation	214	425
Energy	186	111
Total	$2,139	$1,793

Order Bookings by Quarter
(In millions of dollars)

	Fiscal 2025	Fiscal 2024
Q1	$817	$690
Q2	742	742
Q3	883	668
Q4	863	791
Total Order Bookings	$3,305	$2,891

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted EBITDA	$97.1	$115.8	$368.9	$470.6
Less: restructuring charges	3.5	6.6	24.0	22.8
Less: acquisition-related transaction costs	0.9	4.6	4.0	6.8
Less: acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Less: Cancelled contract costs[1]	—	—	8.7	—
Less: EV customer settlement - revenue portion	146.9	—	146.9	—
Less: EV customer settlement - other	24.2	—	24.2	—
Less: mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Less: gain on sale of facilities	—	—	—	(11.7)
EBITDA	$(75.6)	$111.1	$162.0	$456.6
Less: depreciation and amortization expense	38.0	36.3	152.7	141.2
Earnings (loss) from operations	$(113.6)	$74.8	$9.3	$315.4
Less: net finance costs	26.7	18.8	92.2	68.7
Less: provision for (recovery of) income taxes	(71.4)	7.5	(54.9)	52.5
Net income (loss)	$(68.9)	$48.5	$(28.0)	$194.2
1.Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended March 31, 2025					Three Months Ended March 31, 2024
	Earnings (loss) from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$(113.6)	$(26.7)	$71.4	$(68.9)	$(0.70)	$74.8	$(18.8)	$(7.5)	$48.5	$0.49
Amortization of acquisition- related intangibles	15.2	—	—	15.2	0.15	16.4	—	—	16.4	0.16
Restructuring charges	3.5	—	—	3.5	0.04	6.6	—	—	6.6	0.07
Acquisition-related inventory fair value charges	0.6	—	—	0.6	0.01	2.0	—	—	2.0	0.02
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	4.6	—	—	4.6	0.05
Cancelled contract costs	—	—	—	—	—	—	—	—	—	—
EV customer settlement - revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement - other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(3.4)	—	—	(3.4)	(0.04)	(8.5)	—	—	(8.5)	(0.09)
Adjustment to recovery of income taxes[1]	—	—	(79.0)	(79.0)	(0.81)	—	—	(5.3)	(5.3)	(0.05)
Adjusted (non-IFRS)	$74.3			$40.0	$0.41	$95.9			$64.3	$0.65
1Adjustments to provision for (recovery of) income taxes includes an additional $44.0 million (March 31, 2024 - $5.3 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

	Year Ended March 31, 2025					Year Ended March 31, 2024
	Earnings from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$9.3	$(92.2)	$54.9	$(28.0)	$(0.29)	$315.4	$(68.7)	$(52.5)	$194.2	$1.98
Amortization of acquisition- related intangibles	66.4	—	—	66.4	0.68	68.1	—	—	68.1	0.70
Restructuring charges	24.0	—	—	24.0	0.24	22.8	—	—	22.8	0.23
Acquisition-related fair value inventory charges	4.4	—	—	4.4	0.04	2.8	—	—	2.8	0.03
Acquisition-related transaction costs	4.0	—	—	4.0	0.04	6.8	—	—	6.8	0.07
Cancelled contract costs[1]	8.7	—	—	8.7	0.09	—	—	—	—	—
EV customer settlement - revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement - other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(5.3)	—	—	(5.3)	(0.05)	(6.7)	—	—	(6.7)	(0.07)
Gain on sale of facilities	—	—	—	—	—	(11.7)	—	—	(11.7)	(0.12)
Adjustment to recovery of income taxes[2]	—	—	(100.9)	(100.9)	(1.03)	—	—	(21.0)	(21.0)	(0.21)
Adjusted (non-IFRS)	$282.6			$144.4	$1.47	$397.5			$255.3	$2.61
1Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.
2Adjustments to provision for (recovery of) income taxes includes an additional $65.9 million (March 31, 2024 - $21.0 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenue):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9
EV customer settlement - revenue portion	146.9	—	146.9	—
Revenues	$574.2	$791.5	$2,533.3	$3,032.9

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the closest IFRS measure (revenues) above:

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Organic revenue	$671.3	$756.1	$2,492.2	$2,852.6
Revenues of acquired companies	28.5	34.0	140.8	93.5
Impact of foreign exchange rate changes	21.3	1.4	47.2	86.8
Total adjusted revenues	$721.1	$791.5	$2,680.2	$3,032.9
Organic revenue growth	(15.2)%		(17.8)%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Accounts receivable	$719.4	$471.3
Income tax receivable	32.1	13.4
Contract assets	503.6	704.7
Inventories	320.2	295.9
Deposits, prepaids and other assets	104.2	98.2
Accounts payable and accrued liabilities	(665.1)	(604.5)
Income tax payable	(40.1)	(44.7)
Contract liabilities	(330.1)	(312.2)
Provisions	(30.0)	(36.0)
Non-cash working capital	$614.2	$586.1
Trailing six-month adjusted revenues annualized	$2,746.1	$3,087.0
Working capital %	22.4%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Cash and cash equivalents	$225.9	$170.2
Bank indebtedness	(27.3)	(4.1)
Current portion of lease liabilities	(32.7)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.7)	(83.8)
Long-term debt	(1,543.5)	(1,171.8)
Net Debt	$(1,474.5)	$(1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$374.4	$485.3
Net Debt to Pro Forma Adjusted EBITDA	3.9x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash flows provided by operating activities	$39.3	$9.6	$25.8	$20.8
Acquisition of property, plant and equipment	(11.9)	(12.3)	(34.0)	(58.8)
Acquisition of intangible assets	(17.1)	(13.6)	(44.1)	(29.6)
Free cash flow	$10.3	$(16.3)	$(52.3)	$(67.6)

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Total stock-based compensation expense (recovery)	$(2.3)	$5.1	$2.7	$3.7	$(4.3)	$4.7	$3.5	$10.0
Less: Mark to market portion of stock-based compensation	(3.4)	1.4	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4
Base stock-based compensation expense	$1.1	$3.7	$4.6	$5.0	$4.2	$5.3	$5.5	$5.6

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	March 31 2025	March 31 2024
Cash and cash equivalents	$225.9	$170.2
Debt-to-equity ratio[1]	1.10:1	0.79:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash, beginning of period	$263.2	$260.9	$170.2	$159.9
Total cash provided by (used in):
Operating activities	39.3	9.6	25.8	20.8
Investing activities	(24.6)	(26.3)	(268.5)	(341.8)
Financing activities	(54.3)	(75.4)	290.3	330.7
Net foreign exchange difference	2.3	1.4	8.1	0.6
Cash, end of period	$225.9	$170.2	$225.9	$170.2

ATS CORPORATION
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

As at March 31	March 31 2025	March 31 2024
ASSETS
Current assets
Cash and cash equivalents	$225,947	$170,177
Accounts receivable	719,435	471,345
Income tax receivable	32,065	13,428
Contract assets	503,552	704,703
Inventories	320,172	295,880
Deposits, prepaids and other assets	104,179	98,161
	1,905,350	1,753,694
Non-current assets
Property, plant and equipment	325,048	296,977
Right-of-use assets	122,291	105,661
Long-term deposits	4,992	—
Other assets	7,062	18,416
Goodwill	1,394,576	1,228,600
Intangible assets	758,531	679,547
Deferred income tax assets	104,022	5,904
	2,716,522	2,335,105
Total assets	$4,621,872	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$27,271	$4,060
Accounts payable and accrued liabilities	665,109	604,488
Income tax payable	40,073	44,732
Contract liabilities	330,134	312,204
Provisions	29,960	35,978
Current portion of lease liabilities	32,694	27,571
Current portion of long-term debt	219	176
	1,125,460	1,029,209
Non-current liabilities
Employee benefits	25,805	24,585
Long-term provisions	1,000	—
Long-term lease liabilities	96,699	83,808
Long-term debt	1,543,459	1,171,796
Deferred income tax liabilities	100,573	81,353
Other long-term liabilities	19,519	14,101
	1,787,055	1,375,643
Total liabilities	$2,912,515	$2,404,852

EQUITY
Share capital	$842,015	$865,897
Contributed surplus	36,539	26,119
Accumulated other comprehensive income	166,855	64,155
Retained earnings	660,368	724,495
Equity attributable to shareholders	1,705,777	1,680,666
Non-controlling interests	3,580	3,281
Total equity	1,709,357	1,683,947
Total liabilities and equity	$4,621,872	$4,088,799
Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts)

Years ended March 31	2025	2024

Revenues	$2,533,288	$3,032,883

Operating costs and expenses
Cost of revenues	1,886,641	2,177,379
Selling, general and administrative	604,241	503,533
Restructuring costs	23,972	22,790
Stock-based compensation	9,178	13,790

Earnings from operations	9,256	315,391

Net finance costs	92,194	68,704

Income (loss) before income taxes	(82,938)	246,687

Income tax expense (recovery)	(54,960)	52,506

Net income (loss)	$(27,978)	$194,181

Attributable to
Shareholders	$(28,049)	$193,735
Non-controlling interests	71	446
	$(27,978)	$194,181

Earnings (loss) per share attributable to shareholders
Basic	$(0.29)	$1.98
Diluted	$(0.29)	$1.97

Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

Years ended March 31	2025	2024

Operating activities
Net income (loss)	$(27,978)	$194,181
Items not involving cash
Depreciation of property, plant and equipment	33,674	28,455
Amortization of right-of-use assets	33,824	29,656
Amortization of intangible assets	85,172	83,063
Deferred income taxes	(84,546)	(29,915)
Other items not involving cash	(16,971)	(20,277)
Stock-based compensation	10,564	11,253
Change in non-cash operating working capital	(7,968)	(275,636)
Cash flows provided by operating activities	$25,771	$20,780

Investing activities
Acquisition of property, plant and equipment	$(33,952)	$(58,830)
Acquisition of intangible assets	(44,078)	(29,628)
Business acquisitions, net of cash acquired	(179,389)	(276,538)
Settlement of cross-currency interest rate swap instrument	(16,555)	—
Proceeds from disposal of property, plant and equipment	5,532	23,211
Cash flows used in investing activities	$(268,442)	$(341,785)

Financing activities
Bank indebtedness	$22,478	$(1,527)
Repayment of long-term debt	(573,777)	(798,378)
Proceeds from long-term debt	907,015	816,514
Settlement of cross-currency interest rate swap instrument	24,262	—
Proceeds from exercise of stock options	495	2,152
Proceeds from U.S. initial public offering, net of issuance fees	—	362,072
Purchase of non-controlling interest	—	(195)
Repurchase of common shares	(44,983)	(14)
Acquisition of shares held in trust	(14,690)	(23,820)
Principal lease payments	(30,519)	(26,080)
Cash flows provided by financing activities	$290,281	$330,724
Effect of exchange rate changes on cash and cash equivalents	8,160	591
Increase in cash and cash equivalents	55,770	10,310
Cash and cash equivalents, beginning of year	170,177	159,867
Cash and cash equivalents, end of year	$225,947	$170,177
Supplemental information
Cash income taxes paid	$61,936	$49,511
Cash interest paid	$95,151	$68,526

Please refer to complete Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

Notice to Readers: Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA", "organic revenue", "adjusted net income", "adjusted earnings from operations", "adjusted revenues", "adjusted EBITDA", "pro forma adjusted EBITDA", "adjusted basic earnings per share", and "free cash flow", are non-IFRS financial measures, "operating margin", "EBITDA margin", "adjusted earnings from operations margin", "adjusted EBITDA margin", "organic revenue growth", "non-cash working capital as a percentage of adjusted revenues", and "net debt to pro forma adjusted EBITDA" are non-IFRS ratios, and "reoccurring revenues", "custom integration and automation systems revenues", "products and equipment revenues", "service including spare parts revenues", "Order Bookings", "organic Order Bookings", "organic Order Bookings growth", "Order Backlog", and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations", which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenues of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions. Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve month pro forma adjusted EBITDA. Reoccurring revenue for ATS is defined as adjusted revenues from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration and automation systems revenues are defined as adjusted revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as adjusted revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenue.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted net income to net income (loss), (iii) adjusted basic earnings per share to basic earnings (loss) per share (iv) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three- and twelve-months ended March 31, 2025 and March 31, 2024, is contained in this document (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This document also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2025 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings (loss) from operations for the three- and twelve-months ended March 31, 2025 and March 31, 2024 is also contained in this document (see “Consolidated Operating Results"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and twelve-months ended March 31, 2025 and March 31, 2024 is also contained in this document (see "Order Backlog Continuity").

Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the development of the Company's digitalization capabilities; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company’s approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the cash payment and the benefit of receiving such cash payment in the near term under the Agreement with the Company’s EV customer; the impact of the Agreement on the financial position of the Company; collection of payments from customers; expected benefits with respect to the

Company’s efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company’s solutions in the EV space, and its ability to improve the cost structure of the Company, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2026; the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts; and the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; the risk that the Company will not be able to realize the expected benefit of receiving a cash payment in the near term under the Agreement with the Company’s EV customer; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ATS Business Model (“ABM") is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2025, which are available on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management’s assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; initiatives in furtherance of the Company’s goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food & beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company’s ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company’s competitive position in the industry; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company’s customers; due performance of the obligations under the Agreement; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included in this news release may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS’ prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management’s assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management’s assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management’s current expectations and plans for the future as of the date hereof. The actual results of ATS’ operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.